Correspondence
                                  July 31, 2007

                                             Via facsimile @ 202.772.9209 & Mail
Elaine Wolff, Esq.
David H. Roberts, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Marine Exploration, Inc.
                  Registration Statement on Form SB-2
                  Registration No. 333-143614
                  Filed on June 8, 2007

Dear Ms. Wolff and Mr. Roberts:

     This law firm represents Marine Exploration, Inc. (the "Issuer" or the "Company") with regard to the above referenced registration statement. Per our telephone conversation of this date, we understand that the Staff has preliminarily determined that the Issuer's analysis was insufficient for the Staff to reach the conclusion that the offering is not an "at the market" offering. The Issuer continues to believe that the offering is not an "at the market" offering and therefore not subject to Regulation C, Rule 415(a) (4). You have offered to consider a supplemental analysis, which we submit below.

     For reference, the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (the "Manual") at paragraph 76 provides that in making a determination whether an offering styled a secondary one is really on behalf of the issuer, consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and whether under the totality of the circumstances, the seller is acting as a conduit for the issuer.

Elaine Wolff, Esq.
David H. Roberts, Esq.
Page 2 of 3
July 31, 2007



a.   How long the Selling Shareholders have held their Shares.

     The Selling Shareholders have held their shares for over four months. The Shares were acquired on March 7, 2007, which, as of today, is one week shy of the five month mark. We note that the SEC's proposed changes for Rule 144 provide that its safe harbor holding period is satisfied at six months. At the time of their issuance, the Shares were issued by Marine Exploration International, Inc., a private Nevada company for whose securities there existed no public market. This is further evidence that the Selling Shareholders acquired their shares without a view to a further distribution.

b. The circumstances under which the Selling Shareholders received their Shares.

     The Selling Shareholders engaged in private transactions in which the issuer has fully disclosed their identities and the terms of their purchases. No contingency to the transactions remains. Technology Partners, LLC and Hoss Capital, LLC are venture capital style investors, as opposed to underwriters, since the capital that each invests is its own and neither is tied to a distribution network to facilitate further distribution.

c.   The relationship of the Selling Shareholders to the Issuer.

     The Selling Shareholders are not officers of the Issuer. They do not occupy seats on the board of directors. Thus the Selling Shareholders are not involved in the Company's day to day management or directly involved in its management and oversight. As venture capital style investors, they are the Issuer's largest shareholders, but this is both common place and expected in venture capital style investments. As majority shareholders, they can influence the Company's decisions only on the limited questions and issues that are typically presented to shareholders.

d.   The amount of Shares involved.

     There are 100,000,000 Shares to be registered. These Shares are owned by four separate entities in equal allotments. The four entities are Hoss Capital, LLC, Technology Partners, LLC, the Enright Family Trust and the Stevens Family Trust. There are 168,501 shares held of record by approximately 187 holders, for a total of 100,168,501 shares issued and outstanding.

e. Whether the Selling Shareholders are in the business of underwriting securities.

     The Selling Shareholders are not in the business of underwriting securities. Apart from their securities holdings, Technology Partners and Hoss Capital have other holdings as well, including real estate, franchise and retail operations. In this instance they have acted as venture capital investors who invested their own funds in the securities of a private company for which there existed no public market. As stated above, the Selling Shareholders have held their shares for over almost five months. This is inconsistent with a typical underwriter's practice, where registration occurs typically prior to its acquisition and where re-sale occurs as quickly as possible thereafter.

Elaine Wolff, Esq.
David H. Roberts, Esq.
Page 3 of 3
July 31, 2007




f. Whether under the totality of the circumstances, the Selling Shareholders are acting as a conduit for the Issuer.

     Unlike an underwritten offering, the sale price for the Shares was fully received by the Issuer at the time of their issuance. The Selling Shareholders have been at "investment risk" since these private transactions were completed. Given all of the foregoing and the totality of the circumstances, we believe that the offering is not one where the selling shareholders are acting as conduits for the Issuer.

     It is appropriate in this instance for the Staff to determine that the offering is a secondary offering and permit it to proceed pursuant to Rule 415
(a)(1)(i) other than as an "at the market offering."

     Should the above analysis be rejected, alternatively, the Selling Shareholders respectfully requests that they be permitted to register fifty percent of the Selling Shareholder's shares pursuant to Rule 415 (a)(1)(i) and the offering proceed other than as an "at the market offering."

     Thank you for your consideration of the foregoing. We remain available to discuss this supplemental analysis at your convenience.


                                              Sincerely,




                                              /s/ Bradford J. Lam
                                              -------------------

                                                     for
                                        Law Offices of Bradford J. Lam, PLLC

Cc:  Issuer